FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 5, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PESA:

Pursuant to the merger between Petrobras Energía Participaciones S.A. (PEPSA) and Petrobras Energía S.A. (PESA) , which was approved by the shareholders of each company at the Special Shareholders’ Meetings on January 30, 2009, by the National Securities Commission of Argentina (Resolution 1630 issued on May 28, 2009) and by the Buenos Aires Stock Exchange, and whereby PEPSA was absorbed without liquidation by PESA , all American Depositary Shares and all underlying shares of Class B Common Stock of PEPSA have been cancelled as of September 29, 2009.

As of September 30, 2009 American Depositary Shares, each representing 10 shares of Class B Common Stock of PESA , began trading on the New York Stock Exchange under the ticker symbol “PZE”.

PESA hereby states that its Class B Common Stock are deemed registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 12g-3 under the Exchange Act.

Date: 10/05/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney